SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR SYSTEMS (1998) LTD. ANNOUNCES A FINANCING ROUND OF $11
MILLION and ARRANGEMENT WITH THE BANKS

FOURTH QUARTER AND 2003 RESULTS

        Rosh Ha’ayin, Israel – March 3, 2004 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net loss of $2.4 million, or $0.22 per share for fourth quarter 2003, compared with a net loss of $2.3 million, or $0.22 per share for the fourth quarter of 2002. Net loss for fiscal 2003 was $6.5 million or $0.61 per share, compared with a net loss of $5.8 million or $0.54 per share for 2002.

        Revenues for the fourth quarter of 2003 were $1.5 million, compared with revenues of $5.5 million for the fourth quarter of 2002. For 2003, BVRS’ revenues decreased 49% percent to $14.5 million, compared with 2002 revenues of $28.3 million.

        Fourth quarter 2003 operating loss was $2.0 million, compared with an operating loss of $1.7 million for the same period of last year. Operating loss for fiscal 2003 came to $5.6 million, compared with an operating loss of $3.9 million for 2002.

        The gross loss for the fourth quarter of 2003 was $0.5 million, compared to a gross profit of $0.5 million for the fourth quarter of the previous year. For the year, gross profit was $0.8 million, compared with a gross profit of $4.6 million for 2002.

        Following the approval of the shareholders of the Company, the Company completed a round of financing of $11 million at a price per share of $0.18, of which CHUN Holdings L.P., the controlling shareholder of the Company, is to invest $6 million, an additional $3 million to be invested by existing shareholders and new investors and another $2 million to be invested by way of conversion of loans from banks. In addition, the Company reached an arrangement with its bank lenders to repay short-term loans of $6.5 million, reschedule the repayment of short-term loans in the amount of $1 million to the years 2005 and 2006. Final agreements with the banks are expected to be signed shortly.

        In addition, the Company reached agreements with former shareholders of the Company according to which, further to previous loans received by the Company in October 2003, the former shareholders will lend to the Company an additional amount of $0.65 million, totaling $1.3 million to be repaid on March 1, 2010. Such loans will bear no interest. The loans may be converted into ordinary shares of the Company, at a conversion price of $0.18 per share. Final agreements with the former shareholders are expected to be signed shortly.

        The Company also received a commitment from CHUN Holdings L.P. to provide a credit line to the Company in an amount of $3.2 million.

        Subject to the completion of the above the clause of a “going concern” shall be removed from the financial statements of the Company.

        The management of the Company is confident that the capital raising, the arrangement with the banks, and receipt of the credit line together with the Company’s decrease in expenses will improve it’s ability to conduct new business, and it’s position as a world leader in advanced defense training and simulation systems.

        BVRS’ order backlog at the end of the fourth quarter was approximately $19.7 million.

BVR Systems (1998) Ltd., (OTCBB:BVRSF.OB) is a world leader in advanced defense training and simulation systems. The Company is controlled by Chun Holding L.P. a corporation controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and iTS Technologies Pte Ltd.

For more information visit the Company’s web site at http://www.bvrsystems.com

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reduction in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:

Reuven Shahar, CFO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.
Consolidated balance sheet s as of December 31,

	2003	2002
	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	1,627	860
Restricted bank deposits	-	4,266
Trade receivables	4,094	15,700
Work in progress	102	328
Other receivables and prepaid expenses	763	827
Inventories	2,339	1,817

Total current assets	8,925	23,798

Investments, loans and long-term receivables	1,318	584

Fixed assets
Cost	9,538	9,380
Less - accumulated depreciation	8,378	7,724

Fixed assets, net	1,160	1,656

Total assets	11,403	26,038

B.V.R. Systems (1998) Ltd.
Consolidated balance sheet s as of December 31,

	2003	2002
	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Short-term bank credit	10,116	15,083
Trade payables	3,268	8,461
Excess of advances from customers over amounts
recognized as revenue	3,586	1,290
Other payables and accrued expenses	3,118	4,325
Short-term loan from related party	430	-

Total current liabilities	20,518	29,159

Long-term liabilities
Long-term loans	601	-
Liability for employee severance benefits, net	460	509

Total long-term liabilities	1,061	509

Commitments and contingencies

Shareholders' equity (deficit)
Share capital	2,529	2,529
Additional paid-in capital	21,408	21,408
Accumulated deficit	(34,113)	(27,567)

	(10,176)	(3,630)

Total liabilities and shareholders' equity	11,403	26,038

B.V.R. Systems (1998) Ltd.
Consolidated Statements of Operations for the years ended December 31,

	Year ended December 31, 2003	Year ended December 31, 2002	Three months ended December 31, 2003	Three months ended December 31, 2002
	US$ thousands

Income from sales	13,218	26,295	1,520	4,587
Income from royalties and commissions	1,249	1,995	-	936

Total income	14,467	28,290	1,520	5,523

Cost of sales	13,625	23,715	1,978	5,028

Gross profit (loss)	842	4,575	(458)	495

Operating expenses:
Research and development	693	1,554	162	424
Selling and marketing	1,778	2,363	272	660
General and administrative	4,016	4,577	1,104	1,104

Operating loss	(5,645)	(3,919)	(1,996)	(1,693)

Financing (expenses) income, net	(707)	(855)	(233)	23
Other income (expenses), net	55	(140)	44	(38)

Loss before income taxes	(6,297)	(4,914)	(2,185)	(1,708)
Income tax expense	(249)	(878)	(174)	(603)

Net loss for the year	(6,546)	(5,792)	(2,359)	(2,311)

Loss per share:
Basic and diluted loss per share (in US $)	(0.61)	(0.54)	(0.22)	(0.22)

Weighted-average number of ordinary
shares of nominal NIS 1.00 par
value outstanding (in thousands) used
in calculation of the basic and diluted loss
per share	10,661	10,660	10,661	10,661

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: March 4, 2004